UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 23, 2020

Quara Devices Inc.

(Exact name of issuer as specified in its charter)

Wyoming	83-3849880
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1712 Pearl Street

Boulder, CO 80302

(Full mailing address of principal executive offices)

+1 (888) 887-6658

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8.	Certain Unregistered Sales of Equity Securities

In consideration for advisory services provided by NCFC Technologies Ltd. (“NCFC”) in connection with the Strategic Alliance, Preferred Supply and Distribution Agreement discussed under Item 9 below, Quara Devices Inc. (dba Edoceo Devices) (“Edoceo”) has agreed to issue to NCFC 0.35 shares of Common Stock for each USD$1.00 of gross sales of the Ningbo (as defined below) products sold by Edoceo, up to a maximum of 4,000,000 shares. In addition, Edoceo will issue to NCFC, 0.2 shares of Common Stock for each USD $1.00 of equity investment received by Edoceo in its Regulation A offering up to a maximum of 3,200,000 shares.

Item 9.	Other Event.

Strategic Alliance, Preferred Supply and Distribution Agreement.

On December 23, 2020, Edoceo signed a Strategic Alliance, Preferred Supply and Distribution Agreement with the Ningbo Beautiful Life Medical Biotechnology Development Co., Ltd. (“Ningbo”) and NCFC. The agreement gives Edoceo a worldwide non-exclusive license to market, distribute and sell Ningbo’s proprietary, in vitro diagnostic, combined antigen rapid test kits for saliva SARS-CoV-2 incorporating a nanocarbon assay suitable for self-administration (the “Rapid Coronavirus Antigen Test Kits”). Under the Agreement, Edoceo is a preferred distributor of the Rapid Coronavirus Antigen Test Kits, meaning that the the product prices, quantities, and product delivery terms shall not be less favorable to Edoceo than any other distributor. Furthermore, Edoceo is free to set its own pricing for any products sold.

The Rapid Coronavirus Antigen Test Kits have approval from Chinese authorities for export from China, and a CE mark designation for sale within the European Community and Edoceo expects to begin sales shortly through multiple agents located in the 33 countries that require a CE mark designation for sale. The parties have agreed to collaborate with each other in obtaining any required licenses or permits or complying with any other regulatory requirements worldwide. Edoceo intends, in collaboration with the other parties to the Agreement, to apply to the Federal Drug Administration for approval of the Rapid Coronavirus Antigen Test Kits under its Emergency Use Authorization.

Under the Agreement, Edoceo is required to (i) engage competent and experienced agents to render prompt and adequate assistance to the users of the products and (ii) provide customer service (including taking orders, responding to customer inquiries, fulfilling requests for quotes on product pricing, and forwarding product complaints to Ningbo) on a timely basis as well as provide such assistance and information to customers as is reasonably requested by Ningbo.

The Agreement has a term of 3 years and may be extended for additional terms of 3 years upon mutual notice of intent to extend by Edoceo and Ningbo.

Features and benefits of the Rapid Coronavirus Antigen Test Kits include.

●	The test provides results within 17 minutes for point-of-need applications
●	The test is non-intrusive, saliva based with no mixing or mailing of sample
●	It is CE Certified allowing for immediate distribution in 33 Countries
●	It is easy to use with minimal need for medically trained personnel
●	It is expected to be competitively priced allowing increased regular point-of-need testing

Edoceo’s current supply capacity for the Rapid Coronavirus Antigen Test Kits is up to 200,000 units per day, 73 million per year. Edoceo believes this Agreement and its distribution and sale of products thereunder will establish Edoceo’s position in the rapid-testing pathogen marketplace and benefit the distribution of its V-Detect and B-Detect devices when ready for their commercialization.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quara Devices Inc.

By:	/s/ Rodney Reum
Name:	Rodney Reum
Title:	Chief Executive Officer
Date:	December 30, 2020